

May 23, 2014

Via E-mail
Dov Charney
Chief Executive Officer
American Apparel, Inc.
747 Warehouse Street
Los Angeles, CA 90021

Re: **American Apparel, Inc.**
Form 10-K for the Year Ended December 31, 2013
Filed April 1, 2014
File No. 001-32697

Dear Mr. Charney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35
Liquidity Trends, page 38

1. We note disclosure regarding: available cash; semi-annual interest payments on your Senior Secured Notes; provisions in your financing agreements that address cross-default and limits to your ability to incur additional indebtedness; waivers to address prior violations of covenants; and the apparent use of proceeds from prior equity offerings to fund interest payments. Please confirm that in future filings you will address any material deficiency in liquidity (e.g., the need to raise additional capital to pay interest on the Senior Secured Notes) and indicate the course of action that the company has taken or proposes to take to remedy the deficiency. Refer to Item 303(a)(1) of Regulation S-K. Please provide draft disclosure in response.

Results of Operations, page 40
Retail Store Impairment Charges, page 42

2.   We note you performed a recoverability test based on identified indicators of
        impairment at certain retail stores, specifically related to under-performance or
        operating losses relative to expected historical or projected future operating results.
        In future filings, please expand discussion of retail store impairment to discuss the
        specific indicators of impairment that were present at the tested stores beyond the
        generic terms "under-performance" and "operating losses," e.g., how is under-
        performance defined, are all retail stores that generate operating losses tested for
        recoverability, etc. Discuss the assumptions made regarding projected sales, gross
        margins and payroll costs and the sensitivity of those assumptions to different
        circumstances. Discuss also any material uncertainties associated with the
        realizability of the remaining unimpaired assets and whether you foresee recognizing
        a material write-down or impairment charge in the future. Please provide us with a
        draft of your proposed disclosures.

3.   Tell us how you analyzed the retail identifiable intangible assets for recoverability
        and why no impairment was recognized.

Liquidity and Capital Resources, page 45

4.   You disclose in Note 8 – Long-Term Debt that you expected to pay interest in kind
        on your Senior Secured Notes. You state interest under the Lion Loan Agreement is
        payable in cash or, to the extent permitted by your other debt agreements, in kind. In
        future filings, please clarify any restrictions of your loan agreements for interest
        payable in kind and discuss the effect upon liquidity if you are not able to pay
        interest in kind. Please provide draft disclosure to be included in future filings.

Financial Covenants, page 52

5.   We note your disclosure on page 38 that under the Capital One Credit Facility, you were
        in violation of certain covenants for the twelve consecutive fiscal months ended
        September 30, 2013 and December 31, 2013, and you anticipated a violation for the
        twelve months ended March 31, 2014. We also note your disclosure that the third and
        fifth amendments to the credit facility waived the obligation to maintain a minimum fixed
        charge coverage ratio and a maximum leverage ratio for the periods during which you
        were in violation and added a minimum EBITDA covenant. Please confirm that in future
        filings you will disclose the financial covenants violated, or reasonably likely to be
        violated, and provide a comparison of your actual results and the relevant
        covenant. Refer to Section IV.C of SEC Interpretive Release No. 33-8350. Please
        provide draft disclosure in response.

Item 8. Financial Statements and Supplementary Data, page 60
Note 19. Condensed Consolidating Financial Information, page 95

6.   Please revise your disclosure in future filings to clarify that all of the guarantor
        subsidiaries are 100% owned by the parent as defined in Rule 3-10(h)(1) of Regulation S-
        X, if correct, and confirm to us that you will make this revision. Please note that "wholly-
        owned" has a different meaning than 100% owned. Please also refer to Rule 1-02(aa) of
        Regulation S-X for guidance.

Item 9A. Controls and Procedures, page 105
Changes in Internal Control over Financial Reporting, page 105

7.   You state there have been no changes to your internal control over financial reporting in
        your Form 10-K or the Forms 10-Q filed for the quarterly periods during the year ended
        December 31, 2013. However, you disclose that you completed a financial system
        consolidation for certain operations and replaced web and e-commerce systems for
        certain international locations on page 11. In addition, we note your disclosure on page
        20, which states you are increasingly dependent on information systems to operate your
        website, process transactions, respond to customer inquiries, manage inventory and
        production, purchase, sell and ship goods on a timely basis and maintain cost-efficient
        operations. As a result, you have performed an evaluation of your information technology
        systems and requirements and have implemented upgrades to support the business,
        including replacing legacy systems with successor systems, making changes to legacy
        systems or acquiring new systems with new functionality. To the extent these changes
        have affected your internal control over financial reporting, please confirm that you will
        identify relevant changes in your disclosure in future filings. Please provide the draft
        disclosure to be included in future filings, if determined appropriate. If you believe these
        changes have not affected internal control over financial reporting, please provide the
        basis for this belief.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or me at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Posil at (202) 551-3589 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining